Filer: Interland, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932


                                 INVESTOR NOTICE

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabrice Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                                 PRESS RELEASE

FOR IMMEDIATE RELEASE

Investor Relations Contact:                      Media Relations Contact:
Fabrice Klein                                    Carey Parker
404-260-2537                                     404-260-2608
fklein@interland.com                             cparker@interland.com
--------------------                             ---------------------



              Interland Teams with PayPal to Provide Breakthrough
                  E-Commerce Solution for Small and Home-Based
                     Businesses Wednesday May 7, 9:06 am ET

 Small Businesses Can Now Create Robust Online Stores with E-Store Builder(TM)

ATLANTA--(BUSINESS WIRE)--May 7, 2003-- Interland (Nasdaq: INLD - News), the leading provider of Web hosting and online services for small and medium businesses, has combined its Web site creation and hosting technologies with PayPal's electronic transaction platform to create E-Store Builder(TM), an online storefront building tool specifically designed for small and home-based businesses.

E-Store Builder is part of Interland's latest comprehensive suite of easy-to-use online services called Business Solutions, which provides all the tools and services a business needs to build, manage and promote a successful online presence.

"Interland's partnership with PayPal is the natural extension of two industry leaders dedicated to making online commerce functionality available to the growing, yet underserved, SMB market," said Joel J. Kocher, chairman and chief executive officer of Interland. "Interland's E-Store Builder has been carefully designed to meet the unique needs of small and home-based businesses seeking to expand and enhance their ability to produce revenue online."

With Interland's E-Store Builder, setup is so clean and simple that small and home-based businesses never have to work with HTML or complex applications. Working in a wizard-driven authoring environment, the user simply selects a desired product and catalog layout, then defines categories and individual product entries. With a single click, E-Store Builder then automatically places the completed catalog of products and PayPal 'Buy' buttons into the end user's Web site where it takes on the look and feel of the site's design. E-Store Builder is also extremely scalable; it can even accommodate professional high-traffic applications, which, up until now, could only be accomplished with complex and expensive solutions.

"Using E-Store Builder, Interland's Business Solutions customers now have the power to sell online with the ease of a couple of clicks and no merchant account set-up or monthly fees," said Todd Pearson, vice president of merchant services for PayPal. "Prior to Interland's integration with PayPal, Web site owners needed to open their own merchant account and integrate complex transaction platforms into their sites. By incorporating PayPal into E-Store Builder, Interland has made it easy for small businesses to easily and cost effectively commerce-enable their Web sites."

PayPal's industry leading payment platform is integrated throughout Interland's E-Store Builder, providing single-click access to many of the tools necessary to manage and run an online store, including the ability to automatically include buy buttons with each product, set prices, define payment options and shipping methods. And most importantly, the secure PayPal shopping cart allows buyers to purchase multiple items from the builder's online store through a seamless checkout process. Interland's customers are then able to track orders received and have access to reports through PayPal's robust reporting tools.

More  information  about  E-Store  Builder,   one  of  many  features  found  in
Interland's   Business   Solutions   portfolio,   is   available   by  visiting:
http://www.interland.com/sb/.

About Interland

Interland, Inc. (Nasdaq: INLD - News) is the leading Web hosting and online services company dedicated to helping small and medium businesses achieve success by providing the knowledge, services and tools to build, manage and promote businesses online. Interland offers a wide selection of online services, including standardized Web hosting, e-commerce, application hosting, and Web site development, marketing and optimization tools. For more information about Interland, please visit www.interland.com.

Contact:
     For Interland, Atlanta
     Edelman Public Relations
     Marisa Puthoff, 404/262-3000 x6346
     marisa.puthoff@edelman.com


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